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06014000


SEC MAIL
RECEIVED
PROCESSING
MAY 3 0 2006
WASH, D.C.
192
SECTION

May 30, 2006

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Optical Co Ltd SUPPL

Olympus ~~Corporation~~
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed please find three English version press releases issued by the Company between April 13, 2006 and May 10, 2006. The Company has also issued four press releases in Japanese between April 20, 2006 and April 27, 2006. No English versions or translations have been prepared for these four press releases. We have therefore prepared English summaries to these Japanese language press releases below:

- Press release, dated April 20, 2006, announcing Olympus Imaging Corp.'s commencement of a collaborative sale with Coleman Japan Co., Ltd. of "Coleman Binoculars 8 x 25 WPI", a compact prismatic binoculars with waterproof and dustproof functions which is designed especially for outdoor activities, from mid-May, 2006.

- Press release, dated April 24, 2006, announcing KeyMed (Medical & Industrial Equipment) Limited, a British consolidated subsidiary of the Company's receipt of the "Queen's Awards for Enterprise", the most honorable award in the British business field, for an international trade. The Award is given to companies that have developed an outstanding performance in other international markets based on a success in a domestic market and have achieved a remarkable improvement on their business results.

- Press release, dated April 25, 2006, regarding the Company's holding of joint event with the National Museum of Merging Science and Innovation on "Exciting Science Lesson in Miraikan" aiming at elementary and junior high school students to enjoy learning about functions of lights and wonder of brain, as part of a special exhibition "Brain – to the world of inner wonder" on May 13, 2006.

- Press release, dated April 27, 2006, regarding the Company's launch of "DP71", a digital camera for microscope, which enables a smooth display of high-resolution images with 1.4 million pixels and a high-speed scan of high-resolution images with 12.5 million pixels, on May 8, 2006.

On April 26, 2006, the Company filed with the Tokyo Stock Exchange, a revision of the consolidated and unconsolidated earnings forecast for the fiscal year ended March 31, 2006 of ITX Corporation, a consolidated subsidiary of the Company, which was originally made public on April 4, 2006. No English translation or version has been prepared. We have therefore furnished an English summary of the filing below:

- Amendment to the consolidated earnings forecast including upward revisions of ordinary income and current term net income.

- Amendment to the unconsolidated earnings forecast including downward revisions of ordinary income and current term net income.

On April 28, 2006, the Company filed with the Tokyo Stock Exchange, a revision on the consolidated and unconsolidated earnings forecast for the fiscal year ended March 31, 2006 of the Company. No English translation or version has been prepared. We have therefore furnished an English summary of the filing below:

- Japanese-language notice on the Company's upward revisions of sales, operating income and current term net income, and downward revision of ordinary income of the consolidated earnings forecast for FY2005 (April 1, 2005 to March 31, 2006).

- Japanese-language notice on the Company's downward revisions of sales, operating income, ordinary income and current term net income of the unconsolidated earnings forecast for FY2005 (April 1, 2005 to March 31, 2005) regardless of efforts for reduction of manufacturing costs and expenditure.

- Japanese-language notice on the Company's plan for an announcement on May 10, 2006 of consolidated and unconsolidated settlement of accounts for FY2005 (April 1, 2005 to March 31, 2006).

On May 8, 2006, the Company filed Japanese language corrections of disclosure documents of the settlement of accounts including "Interim Consolidated Financial Digest for the

fiscal year ended March 31, 2006" with the Tokyo Stock Exchange. No English translation or version has been prepared. We have therefore furnished an English summary of the filing below:

- Reason of the corrections
- Corrected disclosure documents of the settlement of accounts:
  - Consolidated First Quarter Financial Results for the fiscal year ending March 2006 filed on August 1, 2005
  - Consolidated Interim Financial Digest for the fiscal year ending March 2006 filed on November 8, 2005
  - Consolidated Third Quarter Financial Results for the fiscal year ending March 2006 filed on February 10, 2006

On May 10, 2006, the Company filed, in Japanese without preparing English translations, the following documents with the Tokyo Stock Exchange:

- Consolidated Financial Digest for FY 2005 (April 1, 2005 to March 31, 2006)
- Supplementary financial information for fiscal year ended March 31, 2006
- Revision of the dividend forecast for the fiscal year ended March 31, 2006
- Partial changes of the Articles of Incorporation
- Introduction of takeover defense measures

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,



Masahisa Ikeda

Enclosure
MI/ms

Attachment 1

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

Olympus and Movaz Networks Launch Joint Venture Company: Olympus Microsystems America, Inc.

Partnership to provide MEMS-based products and technologies for the Optical Communications Market

April 13, 2006, Tokyo, Japan, San Jose, CA, and Atlanta, GA - Olympus Corporation and Movaz Networks, Inc. today announced the creation of a joint venture company, named Olympus Microsystems America, Inc., which will provide cutting edge Micro Electro-Mechanical Systems (MEMS) based technologies and products for optical equipment suppliers worldwide.

The joint venture was entered into by Mr. Tsuyoshi Kikukawa, president of Olympus Corporation, Tokyo, Japan, and Mr. Bijan Khosravi, chairman and CEO, Movaz Networks, Inc., Atlanta, Georgia. Combining Movaz IP and engineering resources with Olympus' established MEMS foundry services and optical technology will result in a new company with the capability to develop, manufacture and market new products with anticipated gross sales of 6 billion Japanese yen (approximately 60 million USD) within 5 years.

Olympus Microsystems America, Inc. will be based in San Jose, California with Olympus Partnership Development Group (Olympus-PDG) Vice President Lawrence Wang serving as the president of the new company. The Advanced Optical Technology team of Movaz's R&D engineers will work with the staff of the Olympus Partnership Development Group in conjunction with the technical and production resources of Olympus Corporation in Tokyo, Japan, to further expand the portfolio of products using MEMS and free space optical technologies.

The first jointly developed product, a MEMS-based Wavelength Selective Switch (WSS) for Reconfigurable Optical Add Drop Modules (ROADM), has been deployed since last August in Movaz's Multi-Degree RAY ROADM™ network to provide extended reach to key government and university sites including the NASA Goddard Space Flight Center, the Mid-Atlantic Crossroads (MAX), and the National Lambda Rail. Olympus Microsystems America, Inc. will also develop business for new products, technology, and markets with a focus on MEMS-based activities including ROADM products, variable optical attenuators (VOA), small switches, optical cross connects (OXC), aspheric lenses, and tunable filters.

"Olympus established the Partnership Development Group in October 2001 with the mission to create strategic alliances that transcend the standard OEM customer-supplier relationship," stated Lawrence Wang, President of Olympus Microsystems America, Inc. "We recognized that by leveraging Olympus' world-class manufacturing facilities and global sales, marketing, and customer support resources, we could bring to market revolutionary new MEMS products. This Joint Venture is a milestone for Olympus and demonstrates the power of our partnership model."

- - more - -

Olympus Microsystems America, Inc. will deliver the necessary cornerstone ROADM module as a highly integrated package of optics, Application Specific Integrated Circuits (ASICS), and MEMS, in a compact form fit that can finally be economically deployed.

"The extensive investment that Olympus is making in Movaz's patented optical switching technologies is a tremendous validation of the values that this technology can realize towards establishing a truly all-optical network," said Bijan Khosravi, chairman and CEO of Movaz Networks. "The ability to reconfigure network resources to make services instantaneously available has been desired by providers for the last decade."

"The Olympus motto 'Your Vision, Our Future' is exemplified in the Joint Venture signed today between Movaz Networks and Olympus," said Dr. Koichi Karaki, Division Manager, MEMS Technology Division, Olympus Corporation, and Chairman, Olympus Microsystems America, Inc. "Movaz had the vision to deliver on the world's first in-service deployment of a multi-degree, multi-ring switching RAY-ROADM network. Olympus Partnership Development Group brought the resources to help make the vision a reality. Together we have built a future in Olympus Microsystems America, Inc. which will significantly expand the capabilities of optical communications."

About Movaz Networks, Inc.
Movaz Networks is a leader in providing dynamic optical networking solutions with the lowest total cost of ownership. Movaz's products can economically scale from the access network to regional networks, connecting domains with up to 2,000km of un-regenerated long haul routes. Combined with its embedded Generalized Multi-protocol Label Switching (GMPLS) protocols and standards-based network management, Movaz offers unparalleled ease in network operations. The company's RAY™ product portfolio has been deployed globally in numerous networks in telecom, cable, enterprise and government segments. For more information, please visit Movaz on the web at www.movaz.com.

About Olympus Partnership Development Group
Olympus Partnership Development Group (PDG) was formed in October 2001 and is part of the MEMS Technology division of the Corporate R&D Center, Olympus Corp., Tokyo, Japan. It was established to accelerate the success of partner companies through technology and business alliances. PDG also provides access to Olympus resources in R&D, digital imaging, sales, marketing, distribution, and financial investment. Visit our website at www.olympusmicrosystems.com.

About Olympus
Established in 1919, Olympus Corp., Tokyo, Japan, manufactures and sells precision machinery and instruments for medical and healthcare, imaging and information, and industrial applications. Its core competency is opto-digital technology, which is a fusion of traditional optical technology with advanced digital and fine processing technologies. For more information visit www.olympus.co.jp.

Attachment 2

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

May 8, 2006

Olympus E-330 Receives 2006 TIPA Award

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce that the Live View function on its E-330 interchangeable lens type digital SLR camera (introduced in February 2006) has received the 2006 Technical Image Press Association (TIPA) Award for Best Imaging Innovation.

The Technical Image Press Association is an independent association of writers and editors representing 31 publications in 12 European nations, and annually presents awards honoring products and technologies of special merit in the fields of photography and imaging.

The E-330 is the first interchangeable-lens-type AF digital SLR in the world to offer full-time Live View subject framing via a rear-mounted LCD monitor*.

In honoring the E-330, TIPA said, "Olympus reinforces its heritage as an innovative manufacturer with the E-330. It's the first digital SLR camera with interchangeable lenses to offer a tilting LCD monitor on the back along with an optical viewfinder. Thanks to its Live View technology, this monitor allows different viewing angles so that macro, overhead or waist-level photography can be accomplished with ease and comfort. Moreover, the E-330 boasts the new 7.5 megapixel Live MOS sensor and delivers crisp, vibrant images that make you question its amateur D-SLR status. Last but not least, the E-330 is compatible with a growing range of FourThirds lenses, which sport high quality optics specifically designed for digital sensors."

* Among interchangeable-lens-type Full-time Live View AF digital SLR cameras



「E-330」



「E-330」 (Backside)

* 「ZUIKO DIGITAL 14-45mm F3.5-5.6」 mounted


EUROPEAN
PHOTO & IMAGING
AWARDS
TIPA
TECHNICAL IMAGE PRESS ASSOCIATION
2006
BEST IMAGING INNOVATION
OLYMPUS E-330 LIVE VIEW

2006 TIPA AWARD for Best Imaging Innovation

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2188 Fax:+81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp
Olympus E-System Site: http://www.olympus-esystem.com/dea/
(E-330 Site) http://www.olympus-esystem.com/dea/products/e330/

Attachment 3

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

Olympus Draws up CSP to Run through March 2009
~ Objective is to Maximize Corporate Value by Recovering and Enhancing Value Creation Capabilities ~

Olympus Corporation (President: Tsuyoshi Kikukawa) has drawn up a new three-year Corporate Strategic Plan (the 2006 CSP) to be launched in fiscal 2006 for completion in the term ending March 2009.

The management goals described in the plan call for maximizing corporate value through the recovery and enhancement of value creation capabilities. The CSP's targets for its final term ending March 2009 include Net Sales of 1.2 trillion yen and Operating Income of 100 billion yen — 1.2 times and 1.5 times the respective figures for the term ended March 2006.

The basic business development strategy in the Medical Systems Business centered on medical endoscopes is to contribute to society and steadily expand profits by offering cheaper, safer, more efficient medical tools. The goal in the Life Science Business is to promote the evolution and development of existing businesses to ensure long-term growth in the next-generation medical treatment sector. In the Imaging Systems Business centered on digital cameras, Olympus will build a sustainable earnings structure to create a framework for generating stable profits. It will also apply resources to creating new businesses with a view to nurturing related business in the medical and health sectors, and the imaging, information and communications sectors. To this end, it will make strategic investments while at the same time striving to strengthen its financial base by considering ways of reducing interest-bearing liabilities.

Performance Targets

Unit: Billion yen

		March 2007	March 2008	March 2009
Sales	Medical Systems	290	310	345
	Life Science	120	129	148
	Imaging Systems	268	280	300
	Information and Communications	282	309	330
	Others	75	72	77
	Total	1, 035	1, 100	1, 200
Operating Income	Medical Systems	81	87	97
	Life Science	9	11	13
	Imaging Systems	10	11	12
	Information and Communications	1. 5	5	7
	Others	2. 5	4	6
	Non-consolidated Expenses	-31	-33	-35
	Total	73	85	100

Operating Income to Sales Ratio	7.1%	7.7%	8.3%

Units: Exchange rate assumptions: US$1 = ¥110, EURO1 = ¥135

Medical Systems Business
Since it successfully created the world's first practical gastro camera in 1950, Olympus has worked on developing fiberscopes and video scopes that are capable of making direct internal observations of the body. Today, endoscopes can be used in performing treatments as well as diagnoses and are widely used in minimally invasive diagnoses and medical treatments that require no abdominal operations. In this way, they contribute to enhanced QOL (quality of life) for patients by offering cheaper, safer, more efficient medical tools and reducing medical expenses.

Life Science Business
Olympus aims to become a total systems supplier in the area of diagnostics equipment, a segment deriving from the company's roots — micro-imaging (microscopes) — and in biosciences. By encouraging the evolution of existing businesses, it will seek long-term growth in the next-generation medical systems sector, offering the most suitable preventive and treatment methods for each individual.

Imaging Systems Business
To create a structure that will yield profits on a continuous basis, Olympus will rigorously pursue a process of selectivity and focus, channeling its resources into digital SLR cameras, compact digital cameras, optical components and other businesses based on one of its key strengths, opto-digital technology. The company will engage in developing both product and business platforms. The development of product platforms in particular is designed to promote differentiation and enhance development and manufacturing efficiency, and quality levels.

Information and Communications Business, Others
Olympus has established a firm foothold in these areas as progress in the "informatization" of society has boosted the importance of business in the network, technology and mobile segments.

In the area of non-destructive testing, Olympus will in the near future propose ideal solutions for maintenance systems, including high-precision measuring technology and remote inspections. In the industrial printers segment, Olympus will supply products to satisfy the needs of an expanding range of business scenarios.

Others

- Steady Creation of New Businesses and Strategic Investment

Olympus will tackle the issue of creating new businesses in the Medical and Health, Imaging, Information and Communications, and Industrial Systems segments. For this reason, it will engage proactively in strategic investment in areas such as R&D investment for new business creation, strategic investment in bio-life science, and active investment in M&A to strengthen existing businesses.

- Strengthening Stockholder Returns and Financial Base

Olympus aims to maintain a stable dividend payout ratio of 20% for returning profits to shareholders. It also aims to reduce its dependency on interest-bearing debt and build a stronger financial profile.

- Promoting Brand Management

Olympus adopted brand management at the time of the previous CSP and has adhered to it because it believes the corporate brand represents an overall assessment of the company and its commitment to society. The latest CSP uses the same approach for promoting brand management and Olympus will continue to work on maintaining and enhancing its brand value.

Forward-Looking Statements

This presentation contains forward-looking statements that reflect management's current views, plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Olympus's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.